Exhibit 99.16

News release…

Date: 19 December 2005
Ref: PR451g

Rio Tinto share repurchase programme

Rio Tinto plc (“Rio Tinto”) announces that it has commenced a programme to buy back shares during the period which commences on 20 December 2005 and ends on the announcement of Rio Tinto’s results on 2 February 2006. The shares will be held in treasury. The buy back programme will be managed by an independent third party, which makes its trading decisions in relation to Rio Tinto’s securities independently of, and uninfluenced by, Rio Tinto.

Any acquisitions will be effected within certain pre-set parameters, and in accordance with both Rio Tinto’s general authority to repurchase shares and Chapter 12 of the Listing Rules which requires that the maximum price paid be limited to no more than 5 per cent above the average market value for the shares as derived from the London Stock Exchange Daily Official List for the five business days immediately prior to such purchase.

Rio Tinto confirms that it currently has no unpublished price sensitive information.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Maria Darby Walker	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7725 036 544	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885